Exhibit T3A.1

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

DIAMOND FOREIGN ASSET COMPANY

Adopted by Special Resolution dated 9 April 2021

1.	The name of the company is “Diamond Foreign Asset Company” (the “Company”), an exempt company incorporated in the Cayman Islands.

2.

The registered office of the Company shall be situated at Centralis Cayman Limited, One Capital Place, 3rd Floor, PO Box 1564, Grand Cayman, KY1-1110, Cayman Islands, or at such other place in the Cayman Islands as the directors or shareholders of the Company may from time to time decide.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as amended) of the Cayman Islands (the “Act”).

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Act.

5.

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.

7.

The capital of the Company is fifty thousand US dollars (US$50,000.00) divided into forty-nine thousand (49,000) Ordinary Shares of a nominal or par value of one US dollar (US$1.00) each, and one thousand (1,000) Preferred Shares of a nominal or par value of one US dollar (US$1.00) each, each with the rights and subject to the restrictions set out in the Articles of Association, provided always that subject to the Act and the Articles of Association, the Company shall have power to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company’s financial year end, unless otherwise amended in writing in accordance with the terms of the Company’s Articles of Association, shall be 31 December of each year.

9.	The Company may exercise the power contained in Section 206 of the Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

www.verify.gov.ky File#: 306457	Filed: 12-Apr-2021 08:00 EST Auth Code: B63308675582